
June 7, 2012

<u>Via Email</u>
Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201

> **Re: Gold Reserve Inc.**
> **Schedule TO-I/A**
> **Filed June 1, 2012**
> **File No. 5-78278**

Dear Mr. McGrath:

We have reviewed the above referenced filing and have the following comments.

Schedule TO-I/A

1.   We note the company has entered into a finalized agreement with Large Noteholders since the announcement of the repurchase offer and has commenced an alternative offer. This second offer would appear to be inconsistent with Rule 14e-5. Please consult the staff as soon as possible with respect to your proposed actions in this regard.

2.   Further to our comment above. Please be advised that significant revisions would need to be made on a timely basis to the Repurchase Offer and Amended Notice to facilitate noteholders' understanding of material revisions made to the offer and to unwind, as may be appropriate, the actions they may have taken. Please advise us of your intentions in this regard.

Item 10. Financial Statements

3.   We note the revisions made in response to our prior comment 3 and reissue the comment. Please ensure you provide complete financial statements, inclusive of pro forma financial statements disclosing the effect of the contemplated alternative election transaction, as of the most recent balance sheet date. Refer generally to Item 1010(c) of Regulation M-A and 1011(c) of Regulation M-A.

Exhibit (a)(1)(A)

Amended Company Repurchase Notice

4.   In order to facilitate the Other Noteholders' ability to make an informed decision regarding whether to tender, please provide detailed disclosure regarding the material terms of the contingent value right you describe as part of the alternative election. For example, specify:

- the approximate dollar value or range of value of the CVR as of the most reasonable practicable date;

- how the approximate value or range of value of each component of the CVR will be determined;

- the risk associated with the uncertainty of deductions for fees and expenses that would impact the amounts collectible from the arbitration proceeding and mining data sale (including for example, legal fees, taxes, etc); and,

- the risk attendant with the arbitration award and/or sale of data that could affect the ability to obtain any amount of proceeds that would comprise the CVR.

Alternative Transaction, page 13

5.   Please provide more detailed disclosure about the value of each of the component parts (other than cash) that are to be received in exchange for $700 aggregate principal amount of Notes not tendered. For example, provide an estimate of how much would be received for 147.06 common shares assuming a share price as of the most reasonable practicable date and an assigned value (or range) of values for the CVR component.

6.   Please revise to include disclosure that emphasizes that noteholders should assume that the CVR could be of zero value given the potential that nothing will be collected.

7.   We refer to disclosure in which you indicate that all holders will receive a pro rata portion of the aggregate Contingent Value Right, yet also describe that the Large Noteholders will be "eligible to participate pro rata in the 5% CVR". Clarify your disclosure throughout to unequivocally state, if correct, that all holders, inclusive of the Large Holders, would receive a pro rata share of the CVR amount if collected.

8.   Please clarify the "additional cash payment of a pro rata percentage" to which each holder will be entitled up to a maximum of up to $1,000,000. Is this distinct from the cash amount of $USD200 that each holder will receive for each $700 of notes not tendered? Please clarify.

14. Additional Information, page 33

9.   Please refer to the fourth bullet point under this heading, which attempts to incorporate by reference future filings. Please note that Schedule TO does not permit the incorporation by reference of future filings. Rather, you have an obligation to amend the Schedule TO and to consider your obligation to disseminate additional disclosure if the terms of the offer change. Therefore, if you intend to incorporate by reference future information, you must amend the Schedule TO to specifically identify those filings.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions